January 28, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Vallon Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 14, 2021
File No. 333-249636

Dear Mr. Edwards:

On behalf of Vallon Pharmaceuticals, Inc. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the U.S. Securities and Exchange Commission (the “Commission”), dated January 22, 2021 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed with the Commission on January 14, 2021. Responses to these comments are set forth in this letter and in Amendment No. 3 to the Registration Statement filed by the Company with the Commission on January 28, 2021 (“Amendment No. 3”).

Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter.

Amendment No. 2 to Form S-1

Selected Financial Data, page 9

1. Your historical net loss per share attributable to common stockholders, basic and diluted, and weighted average shares of common stock outstanding, basic and diluted, appear to have been retroactively restated for your 1 for 40 reverse stock split. As we previously indicated in comment 4 from our letter dated October 8, 2020, since your stock split will not occur until closing of the offering, you should provide pro forma earnings per share information rather than retroactively effecting the split. Please revise and provide a footnote that indicates how you have calculated your pro forma earnings per share information. Please also address this comment as it relates to your Selected Financial Data. Ensure that your other disclosures throughout the filing clearly state if they have been revised to reflect the effect of the 1 for 40 reverse stock split, such as your disclosures presented within Management's Discussion and Analysis and Certain Relationships and Related Party Transactions.

Dilution, page 57

Response:	In response to the Staff’s comment, the Company has updated its disclosures on pages 8 and 59 to include the net loss per share and weighted average shares of common stock outstanding on an actual basis as of each period disclosed therein, without giving effect to the one-for-40 reverse stock split, in addition to the pro forma net loss per share and weighted average shares of common stock outstanding, giving effect to the one-for-40 reverse stock split. In addition, the Company respectfully submits that on page 8 of Amendment No. 3, the Company discloses that unless otherwise indicated all information in the prospectus gives effect to the 1-for-40 reverse stock split, which the Company deems to disclose the pro forma nature of the remaining disclosures in the prospectus, including, without limitation, the disclosures in the Management’s Discussion and Analysis, and Certain Relationship and Related Party Transactions sections.

2. With reference to the table at the top of page 58, it is not clear that the total consideration and weighted average share price per share information for existing shareholders is correct. In this regard, the table does not show, as you indicate, that new investors will pay an average price per share substantially higher than your existing shareholders paid..

Response:	In response to the Staff’s comment, the Company has included the updated information on page 58 of Amendment No. 3.

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We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3905 or the Company at (267) 207-3606 with any questions or comments regarding this letter.

cc:	Gary Newberry, U.S. Securities and Exchange Commission
Jeanne Baker, U.S. Securities and Exchange Commission
Mary Beth Breslin, U.S. Securities and Exchange Commission
David Baker, Vallon Pharmaceuticals, Inc.
Jennifer A. Val, Esq., Thompson Hine LLP
Kaoru C. Suzuki, Esq., Thompson Hine LLP